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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



10029748

SEC FILE NUMBER
8- 16452

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J. J. & M. GELDZAHLER**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1347 49TH ST.

                                             (No. and Street)

BROOKLYN   NY   11219

           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malvine Geldzahler   (718) 851-7502

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP

                                  (Name – *if individual, state last, first, middle name*)

70-20 Austin Street, Suite 126   Forest Hills   NY   11375

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 01 2010

Washington, DC 105

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>Malvine Geldzahler</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>J. J. & M. GELDZAHLER</u> , as of <u>December 31</u> , 20<u>09</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BEVERLEY PANTIN
Notary Public State of New York
No. 01PA6046052
Qualified in Kings County
Commission Expires 8/6/2010

Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.J. & M. Geldzahler

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2009

J.J. & M. Geldzahler

December 31, 2009

CONTENTS



KBL LLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
J.J. & M. Geldzahler

We have audited the accompanying statement of financial condition of J.J. & M. Geldzahler, a New York General Partnership, as of December 31, 2009 and the related statements of income, changes in partners' equity, and, cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.J. & M. Geldzahler at December 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

Forest Hills, New York
February 09, 2010

MAIN OFFICE: 110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
NEWARK, NEW JERSEY

J.J. & M. Geldzahler

Statement of Financial Condition

December 31, 2009

Assets

Cash in Banks	$	156,958
Investment in Marketable Securities		2,400
		159,358
Automobile		19,466
Less: Accumulated Depreciation		(14,190)
		5,276
Total Assets	$	164,634

Liabilities and Partners' Equity

Liabilities

Accounts Payable and Accrued Expenses	$	1,200
Total Liabilities		1,200

Partners' Equity

Partners' Capital Accounts	163,434
Total Partners' Equity	163,434
Total Liabilities & Partners' Equity $	164,634

The accompanying notes are an integral part of these financial statements

J.J. & M. Geldzahler

Statement of Income

Year Ended
December 31, 2009

Revenues

Fee Income		$	32,340
Interest Income			163
	Total Revenues		32,503

Expenses

Regulatory Compliance			840
Occupancy Costs			10,639
Travel and Related Expenses			2,334
Accounting and Auditing			1,200
Other Operating Expenses			5,266
Communications and Data Processing			1,754
	Total Expenses		22,033
Net Income		$	10,470

The accompanying notes are an integral part of these financial statements

J.J. & M. Geldzahler

Statement of Cash Flows
Year Ended
December 31, 2009

Cash flows from operating activities:

Net Income	$	10,470

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and Amortization		-
Net cash provided by operating activities		10,470

Cash flows from financing activities:

Distributions to partners	(17,392)
Net cash (used for) financing activities	(17,392)
(Decrease) in Cash	(6,922)
Cash at Beginning of Period	163,881
Cash at End of Period	$ 156,959

The accompanying notes are an integral part of these financial statements

J.J. & M. Geldzahler

Statement of Changes in Partners' Equity

For the Year Ended
December 31, 2009

Balance		
January 01, 2009	$	170,357
Net Income		10,470
Distributions to Partners		(17,393)
Balance		
December 31, 2009	$	163,434

The accompanying notes are an integral part of these financial statements

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:

J.J. & M. Geldzahler, (the "Company"), a New York general partnership, is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It was previosuly a member of the National Association of Securities Dealers (NASD) 1971. The Company was organized on April 5, 1971 in the State of New York, County of New York and has its principal business location in Brooklyn, New York.

The Company earns commissions for the sale of shares in regulated investment companies. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Recently Issued Accounting Pronouncements:

There are no recently issued accounting pronouncements that the adoption of which, if required, are expected to have a material effect on the Company's financial position or results of operations.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition
Commission income is recognized upon the sale of shares in regulated investment companies in accordance with the funds' commissions schedule. Additionally, the Company receives Trail Commissions which are based on the account holdings of customers who invested in the funds through the Company. Commission income is generally received within the month it was earned.

c. Depreciation and Amortization
Depreciation is computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years

d. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
The Company is subject to certain risks in connection with investment performance and continued

customer holdings of funds it sells or has sold that will affect commissions earned by the Company. Additionally, the Company has a limited number of funds distributors it represents and one of those fund distributors accounted for approximately 78% of the Company's income in 2009.

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company's cash balances are on deposit with Citibank in accounts which are federally insured and bank balances generally do not exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

f. Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. Marketable securities are carried at cost as their current market value exceeds cost.

g. Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 -- INCOME TAXES

The Company is organized as a general partnership. The individual partners are taxed on their proportionate distributive share of income of the Company. The Company is generally not subject to taxation in the Federal and New York State Jurisdictions.

The City of New York imposes an unincorporated businesses tax (UBT) generally when business taxable income of an unincorporated entity, including partnerships, exceeds $85,000. No UBT tax was due for 2009.

The Company follows accounting standards for *Accounting for Uncertainty in Income Taxes*. This provides guidance for recognizing and measuring uncertain tax positions, as defined in *Accounting for Income Taxes*. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31, 2009.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the years ended December 31, 2009 and 2008, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

J.J. & M. Geldzahler
Notes to Financial Statements
December 31, 2009

NOTE 4 – PARTNERS' CAPITAL

From time to time, the Company distributes current or previously earned income to partners. In 2009, aggregate distributions to partners were $17,392.

NOTE 5 -- COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases

The Company rents office space from one of its partners on a month-to-month basis. The monthly rental is currently $665 plus utilities paid directly to the provider on a usage basis. This lease is terminable at any time without notice.

Rent expense included with Occupancy Costs in the Statement of Income was $7,855 for the year ended December 31, 2009.

NOTE 6 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At December 31, 2009, the Company's minimum capital requirement was $80 and is required at all times to maintain minimum dollar net capital of no less than $25,000. At December 31, 2009, the Company had net capital of $155,758. The Company had an aggregate indebtedness to net capital ratio of 0.0077 to 1.

J.J. & M. Geldzahler

Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

December 31, 2009

Assets	$	164,634
Less Liabilities		(1,200)
Total Ownership Equity		163,434
Plus Subordinated Liabilities		-
Total Capital and Allowable Subordinated Liabilities		163,434
Less Non-allowables		(7,676)
Net Capital Before Haircuts and Undue Concentration		155,758
Less Haircuts and Undue Concentration		-
Net Capital		155,758
Minimum Capital Requirement		80
Minimum dollar net capital requirement		25,000
Excess Net Capital	$	130,758
Total Aggregate Indebtedness	$	1,200
Excess Net Capital at 1000%	$	155,638
Percentage of Aggregate Indebtedness to Net Capital		0.77%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2009

Net Capital per above	$	130,758
Difference		-
Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2009	$	130,758

J.J. & M. Geldzahler

**Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3**

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(I) of the Rule.



70-20 AUSTIN STREET, FOREST HILLS, NY 11375 (718) 575.5750

Report by Independent Certified Public Accountants on Internal Control

Board of Directors
J.J. & M. Geldzahler

In planning and performing our audits of the financial statements and supplemental schedules of J.J. & M. Geldzahler (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MAIN OFFICE: 110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

OFFICES IN:
NEW YORK, NEW YORK
FOREST HILLS, NEW YORK
NEWARK, NEW JERSEY

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

Forest Hills, New York
February 09, 2010